--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           --------------------------

                                 SCHEDULE 14D-1

                       TENDER OFFER STATEMENT PURSUANT TO
            SECTION 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                           --------------------------

                                 MARK VII, INC.
                           (Name of Subject Company)

                          MSAS ACQUISITION CORPORATION
                           MSAS GLOBAL LOGISTICS INC.
                                OCEAN GROUP PLC
                                   (Bidders)

                    COMMON STOCK, $0.05 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                   570414102
                     (CUSIP Number of Class of Securities)

                                 JOHN M. ALLAN
                                CHIEF EXECUTIVE
                                OCEAN GROUP PLC
                             OCEAN HOUSE, THE RING
                         BRACKNELL, BERKSHIRE RG12 1AW
                                 UNITED KINGDOM
                                44-1344-302-000

  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                    and Communications on Behalf of Bidder)

                                   COPIES TO:
                                STEVEN R. FINLEY
                          GIBSON, DUNN & CRUTCHER LLP
                                200 PARK AVENUE
                            NEW YORK, NEW YORK 10166
                                 (212) 351-4000

                           CALCULATION OF FILING FEE

                    TRANSACTION VALUATION                                            AMOUNT OF FILING FEE
                        $241,386,656*                                                      $48,278

* Estimated for purposes of calculating the amount of the filing fee only. The filing fee calculation assumes the purchase of all outstanding shares of common stock, $0.05 par value per share (the "Shares"), of Mark VII, Inc. at a price of $23.00 per Share in cash, without interest. The filing fee calculation is based on 8,995,515 Shares outstanding as of July 21, 1999 and assumes the issuance prior to the consummation of the Offer (as defined herein) of 1,499,557 Shares upon the exercise of outstanding stock options. The amount of the filing fee calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

/ / CHECK BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULES 0-11(a)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

Amount previously                       Filing
paid:                   None            party:       Not Applicable

Form or registration
no.:                    Not Applicable  Date filed:  Not Applicable

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                 SCHEDULE 14D-1

CUSIP NO. 570414102                                            Page 2 of 9 Pages

--------------------------------------------------------------------------------

(1) NAMES OF REPORTING PERSONS

    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    MSAS Acquisition Corporation
--------------------------------------------------------------------------------

(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                         (a) / /

                                                                         (b) / /
--------------------------------------------------------------------------------

(3) SEC USE ONLY

--------------------------------------------------------------------------------

(4) SOURCE OF FUNDS:

    AF
--------------------------------------------------------------------------------

(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) OR 2(f)

                                                                             / /
--------------------------------------------------------------------------------

(6) CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------

(7) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    751,272 Shares(1)
--------------------------------------------------------------------------------

(8) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES

                                                                             / /
--------------------------------------------------------------------------------

(9) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

    8.4%(1)
--------------------------------------------------------------------------------

(10) TYPE OF REPORTING PERSON

    CO
--------------------------------------------------------------------------------

(1) MSAS Acqusition Corporation does not directly own any Shares.

    The Shares are composed of the following: 751,272 Shares in the aggregate which are the subject of Tender and Voting Agreements and Irrevocable Proxies dated July 27, 1999 (the "Voting Agreements"), which MSAS Global Logistics Inc., an indirect wholly owned subsidiary of Ocean Group plc ("Parent"), and MSAS Acquisition Corporation, a wholly owned subsidiary of Parent ("Purchaser"), have entered into with the following six directors of the Company: R.C. Matney, David H. Wedaman, James T. Graves, William E. Greenwood, Thomas J. Fitzgerald and Dr. Jay U. Sterling (the "Proxy Grantors"). Pursuant to the Voting Agreements, upon the terms and subject to the conditions therein, each Proxy Grantor has agreed to tender to Purchaser all Shares beneficially owned by such Proxy Grantor, has agreed with Parent and Purchaser to vote such Shares in favor of approval of the Merger Agreement and the transactions contemplated thereby and has granted an irrevocable proxy to Purchaser with respect to such Shares.

                                 SCHEDULE 14D-1

CUSIP NO. 570414102                                            Page 3 of 9 Pages

--------------------------------------------------------------------------------

(1) NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    MSAS Global Logistics Inc.
--------------------------------------------------------------------------------

(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                         (a) / /

                                                                         (b) / /
--------------------------------------------------------------------------------

(3) SEC USE ONLY

--------------------------------------------------------------------------------

(4) SOURCE OF FUNDS:

    AF
--------------------------------------------------------------------------------

(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) OR 2(f)

                                                                             / /
--------------------------------------------------------------------------------

(6) CITIZENSHIP OR PLACE OF ORGANIZATION

    New York
--------------------------------------------------------------------------------

(7) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    751,272 Shares(2)
--------------------------------------------------------------------------------

(8) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES

                                                                             / /
--------------------------------------------------------------------------------

(9) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

    8.4%(2)
--------------------------------------------------------------------------------

(10) TYPE OF REPORTING PERSON

    CO
--------------------------------------------------------------------------------

------------------------

(2) MSAS Global Logistics Inc. does not directly own any Shares. As set forth in footnote 1 above, the 751,272 Shares are the subject of Voting Agreements.

                                 SCHEDULE 14D-1

CUSIP NO. 570414102                                            Page 4 of 9 Pages

--------------------------------------------------------------------------------

(1) NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Ocean Group plc
--------------------------------------------------------------------------------

(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                         (a) / /

                                                                         (b) / /
--------------------------------------------------------------------------------

(3) SEC USE ONLY

--------------------------------------------------------------------------------

(4) SOURCE OF FUNDS:

    AF
--------------------------------------------------------------------------------

(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) OR 2(f)

                                                                             / /
--------------------------------------------------------------------------------

(6) CITIZENSHIP OR PLACE OF ORGANIZATION

    United Kingdom
--------------------------------------------------------------------------------

(7) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    751,272 Shares(3)
--------------------------------------------------------------------------------

(8) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES

                                                                             / /
--------------------------------------------------------------------------------

(9) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

    8.4%(3)
--------------------------------------------------------------------------------

(10) TYPE OF REPORTING PERSON

    HC
--------------------------------------------------------------------------------

------------------------

(3) Ocean Group plc does not directly own any Shares. As set forth in footnote 1 above, the 751,272 Shares are the subject of Voting Agreements.

                                  INTRODUCTION

    This Tender Offer Statement on Schedule 14D-1 (this "Statement") relates to the offer by MSAS Acquisition Corporation, a Delaware corporation ("Purchaser") and a wholly owned subsidiary of MSAS Global Logistics Inc., a New York corporation ("Parent"), which is an indirect wholly owned subsidiary of Ocean Group plc, a public limited company organized under the laws of England and Wales ("Ocean Group"), to purchase all outstanding shares of common stock, $0.05 par value per share (the "Shares"), of Mark VII, Inc., a Delaware corporation (the "Company"), at a price of $23.00 per Share, net to the tendering stockholder in cash without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 29, 1999 (the "Offer to Purchase"), and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively together constitute the "Offer"), copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively. The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of July 27, 1999, by and among the Company, Parent and Purchaser which provides, among other things, that as promptly as practicable after the satisfaction or, if permissible, waiver of the conditions set forth therein (including the purchase of Shares pursuant to the Offer), Purchaser will be merged with and into the Company (the "Merger"), with the Company continuing as the surviving corporation and a wholly owned subsidiary of Parent. Upon consummation of the Merger, each issued Share that is outstanding immediately prior to the Merger (other than any Shares held by the Company, Parent or Purchaser, or any subsidiary of the Company or Parent, and other than Shares held by the Company's stockholders who have properly exercised appraisal rights under Delaware law), will be converted automatically into the right to receive the amount paid per Share in the Offer, in cash, without interest thereon, upon surrender of the certificate representing the Share.

    The information contained in this Statement concerning the Company, including information concerning the deliberations, approvals and recommendations of the Board of Directors of the Company in connection with the transaction, the opinion of the financial advisor to such Board of Directors, and the Company's capital structure and financial information, was supplied by the Company. None of Purchaser, Parent or Ocean Group takes any responsibility for the accuracy of such information.

ITEM 1. ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION

    (a) The name of the subject company is Mark VII, Inc., a Delaware corporation, which has its principal executive offices at 965 Ridge Lake Boulevard, Suite 100, Memphis, Tennessee 38120.

    (b) The class of equity securities being sought is the Company's common stock. The information set forth in the Offer to Purchase under the caption "INTRODUCTION" is incorporated herein by reference.

    (c) The information concerning the principal market in which the Shares are traded and certain high and low sales prices for the Shares in such principal market set forth in the Offer to Purchase under the caption "THE TENDER OFFER--6. Price Range of the Shares" is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND

    (a)-(d),(g) This Statement is filed by Ocean Group, Parent and Purchaser. The information concerning the name, state or other place of organization, principal business and address of the principal office of Ocean Group, Parent and Purchaser, and the name, business address, present principal occupation or employment (including the name, age, principal business and address of any corporation or other organization in which such employment or occupation is conducted), material occupations, positions, offices or employment during the last five years and citizenship of each of the executive officers and directors of Ocean Group, Parent and Purchaser is set forth in the Offer to Purchase under the captions "INTRODUCTION" and "THE TENDER OFFER--8. Certain Information Concerning Ocean Group, Parent and Purchaser," and in Schedule I to the Offer to Purchase, and is incorporated herein by reference.

    (e) and (f) During the last five years, none of Ocean Group, Parent, Purchaser, or, to the best of Ocean Group's, Parent's and Purchaser's knowledge, any person listed in Schedule I to the Offer to Purchase has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violations of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS

    (a) The information set forth in the Offer to Purchase under the captions "INTRODUCTION," "THE TENDER OFFER--8. Certain Information Concerning Ocean Group, Parent and Purchaser," and "THE TENDER OFFER--10. Certain Transactions Between Ocean Group and the Company" is incorporated herein by reference.

    (b) The information set forth in the Offer to Purchase under the captions "INTRODUCTION," "THE TENDER OFFER--8. Certain Information Concerning Ocean Group, Parent and Purchaser," "THE TENDER OFFER--10. Certain Transactions Between Ocean Group and the Company," and "THE TENDER OFFER--11. Contacts with the Company; Background of the Offer and the Merger" is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

    (a) and (b) The information set forth in the Offer to Purchase under the caption "THE TENDER OFFER--9. Source and Amount of Funds" is incorporated herein by reference.

    (c)  Not applicable.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSAL OF THE BIDDER

    (a)-(e) The information set forth in the Offer to Purchase under the captions "INTRODUCTION," "THE TENDER OFFER--12. Purpose of the Offer; The Merger Agreement" and "THE TENDER OFFER--13. The Merger Agreement; Appraisal Rights in the Merger; Voting Agreements" is incorporated herein by reference.

    (f) and (g) The information set forth in the Offer to Purchase under the caption "THE TENDER OFFER--17. Effects of the Offer on the Market for Shares; Nasdaq National Market; Exchange Act Registration" is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

    (a) and (b) The information set forth in the Offer to Purchase under the captions "THE TENDER OFFER--10. Certain Transactions Between Ocean Group and the Company," "THE TENDER OFFER--12. Purpose of the Offer; The Merger Agreement" and "THE TENDER OFFER--13. The Merger Agreement; Appraisal Rights in the Merger; Voting Agreements" is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES

    The information set forth in the Offer to Purchase under the captions "THE TENDER OFFER--10. Certain Transactions Between Ocean Group and the Company," "THE TENDER OFFER--12. Purpose of the Offer; The Merger Agreement" and "THE TENDER OFFER--13. The Merger Agreement; Appraisal Rights in the Merger; Voting Agreements" is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

    The information set forth in the Offer to Purchase under the caption "THE TENDER OFFER--20. Fees and Expenses" is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS

    Not applicable.

ITEM 10. ADDITIONAL INFORMATION

    (a) Except as disclosed in Items 3 and 7 above, there are no present or proposed material contracts, arrangements, understandings or relationships between Ocean Group, Parent or Purchaser, or to the best of Ocean Group's, Parent's and Purchaser's knowledge, any of the persons listed in Schedule I to the Offer to Purchase, and the Company, or any of the Company's executive officers, directors, controlling persons or subsidiaries.

    (b) and (c) The information set forth in the Offer to Purchase under the caption "THE TENDER OFFER--19. Certain Legal Matters; Regulatory Approvals" is incorporated herein by reference.

    (d) The information set forth in the Offer to Purchase under the caption "THE TENDER OFFER--17. Effects of the Offer on the Market for Shares; Nasdaq National Market; Exchange Act Registration" is incorporated herein by reference.

    (e)  None.

    (f) The information set forth in the Offer to Purchase and the Letter of Transmittal, to the extent not otherwise incorporated by reference, is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS

(a)(l)     Offer to Purchase, dated July 29, 1999

(a)(2)     Letter of Transmittal

(a)(3)     Notice of Guaranteed Delivery

(a)(4)     Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other
           Nominees

(a)(5)     Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust
           Companies and Other Nominees

(a)(6)     Guidelines for Certification of Taxpayer Identification Number on Substitute
           Form W-9

(a)(7)     Form of Summary Advertisement, dated July 29, 1999

(a)(8)     Press Release dated July 27, 1999 issued by Ocean Group

(b) Revolving Credit Facility Commitment Letter, dated as of July 26, 1999, between Ocean Group and Deutsche Bank

(c)(1)     Agreement and Plan of Merger, dated as of July 27, 1999, by and among the
           Company, Parent and Purchaser

(c)(2)     Tender and Voting Agreement and Irrevocable Proxy, dated as of July 27, 1999, among Parent, Purchaser and R. C. Matney

(c)(3)     Tender and Voting Agreement and Irrevocable Proxy, dated as of July 27, 1999, among Parent, Purchaser and David H. Wedaman

(c)(4)     Tender and Voting Agreement and Irrevocable Proxy, dated as of July 27, 1999, among Parent, Purchaser and James T. Graves

(c)(5)     Tender and Voting Agreement and Irrevocable Proxy, dated as of July 27, 1999, among Parent, Purchaser and William E. Greenwood

(c)(6)     Tender and Voting Agreement and Irrevocable Proxy, dated as of July 27, 1999, among Parent, Purchaser and Thomas J. Fitzgerald

(c)(7)     Tender and Voting Agreement and Irrevocable Proxy, dated as of July 27, 1999, among Parent, Purchaser and Dr. Jay U. Sterling

(c)(8)     Stock Purchase and Stockholder Agreement, dated as of July 27, 1999, between
           Ocean Group and R.C. Matney

(c)(9)     Form of Stock Purchase and Stockholder Agreement between Ocean Group and
           David H. Wedaman

(c)(10)    Confidentiality Agreement, dated July 8, 1999, between Ocean Group and the
           Company

(d)        None

(e)        Not applicable

(f)        None

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 29, 1999                          MSAS ACQUISITION CORPORATION

                                              By:                  /s/ STUART A. YOUNG
                                                         --------------------------------------
                                              Name:      Stuart A. Young
                                              Title:     Secretary and Treasurer

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 29, 1999                          MSAS GLOBAL LOGISTICS INC.

                                              By:                 /s/ MICK P. FOUNTAIN
                                                         --------------------------------------
                                              Name:      Mick P. Fountain
                                              Title:     Regional Chief Executive

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 29, 1999                          OCEAN GROUP PLC

                                              By:                   /s/ JOHN M. ALLAN
                                                         --------------------------------------
                                              Name:      John M. Allan
                                              Title:     Chief Executive

                                 EXHIBIT INDEX

EXHIBIT                                                                                                SEQUENTIALLY
NUMBER     EXHIBIT INDEX                                                                               NUMBERED PAGE
---------  --------------------------------------------------------------------------------------  ---------------------
(a)(l)     Offer to Purchase, dated July 29, 1999................................................

(a)(2)     Letter of Transmittal.................................................................

(a)(3)     Notice of Guaranteed Delivery.........................................................

(a)(4)     Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees......

(a)(5)     Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and
             Other Nominees......................................................................

(a)(6)     Guidelines for Certification of Taxpayer Identification Number on Substitute Form
             W-9.................................................................................

(a)(7)     Form of Summary Advertisement, dated July 29, 1999....................................

(a)(8)     Press Release dated July 27, 1999 issued by Ocean Group...............................

(b)        Revolving Credit Facility Commitment Letter, dated as of July 26, 1999, between Ocean
             Group and Deutsche Bank.............................................................

(c)(1)     Agreement and Plan of Merger, dated as of July 27, 1999, by and among the Company,
             Parent and Purchaser................................................................

(c)(2)     Tender and Voting Agreement and Irrevocable Proxy, dated as of July 27, 1999, among
             Parent, Purchaser and R.C. Matney...................................................

(c)(3)     Tender and Voting Agreement and Irrevocable Proxy, dated as of July 27, 1999, among
             Parent, Purchaser and David H. Wedaman..............................................

(c)(4)     Tender and Voting Agreement and Irrevocable Proxy, dated as of July 27, 1999, among
             Parent, Purchaser and James T. Graves...............................................

(c)(5)     Tender and Voting Agreement and Irrevocable Proxy, dated as of July 27, 1999, among
             Parent, Purchaser and William E. Greenwood..........................................

(c)(6)     Tender and Voting Agreement and Irrevocable Proxy, dated as of July 27, 1999, among
             Parent, Purchaser and Thomas J. Fitzgerald..........................................

(c)(7)     Tender and Voting Agreement and Irrevocable Proxy, dated as of July 27, 1999, among
             Parent, Purchaser and Dr. Jay U. Sterling...........................................

(c)(8)     Stock Purchase and Stockholder Agreement, dated as of July 27, 1999, between Ocean
             Group and R.C. Matney...............................................................

(c)(9)     Form of Stock Purchase and Stockholder Agreement between Ocean Group and David H.
             Wedaman.............................................................................

(c)(10)    Confidentiality Agreement, dated July 8, 1999, between Ocean Group and the Company....

(d)        None..................................................................................

(e)        Not applicable........................................................................

(f)        None..................................................................................